UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 20,000,000 Callable Fixed to CMS Linked Notes due November 28, 2034

Filed pursuant to Rule 3 of Regulation BW

Dated: November 25, 2014

The following information regarding the U.S. Dollar 20,000,000 Callable Fixed to CMS Linked Notes due November 28, 2034 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 16, 2014) is already on file with the Securities and Exchange Commission.

Item 1.    Description of Obligations

(a)     U.S. Dollar 20,000,000 Callable Fixed to CMS Linked Notes due November 28, 2034.

(b)     The interest rate per $1,000 (the “Specified Denomination”) for the period from November 28, 2014 to November 28, 2015 will be 7.00%, payable semiannually on May 28, 2015 and November 28, 2015.

Thereafter, the interest rate per $1,000 shall be determined in accordance with the following formula:

7.00 x (CMS30 minus CMS2 minus 0.875%);

where “CMS30” and “CMS2” mean the rate for USD swaps with a maturity of 30 and 2 years respectively, expressed as a percentage per annum, which appear on the Reuters screen “ISDAFIX 1” page (or such other page that may replace that page on that service or a successor service) as at 11:00 a.m. (New York City time) 2 U.S. Government Securities Business Days prior to the first day in each relevant Interest Period.

If such rates do not appear on the Reuters screen on the “ISDAFIX1” Page (or such other page that may replace that page on that service or a successor service) as at approximately 11.00 a.m. (New York City time) on such day, then “CMS30” and “CMS2” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks” as defined in the ISDA Definitions provided that

(i)	“Designated Maturity” shall mean 30 year or 2 year, as applicable,

(ii)	“Reset Day” shall mean 2 U.S. Government Securities Business Days prior to the beginning of the relevant Interest Period,

(iii)	“Representative Amount” shall mean USD 20,000,000,

(iv)	“Reference Banks” shall mean, five leading swap dealers in the New York City interbank market selected by the Calculation Agent,

(v)	if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner and (vi) the expression Calculation Agent shall mean Citibank, N.A., London Branch.

“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Interest shall be paid on May 28 and November 28 of each year commencing on May 28, 2016 and ending on November 28, 2034.

(c) Maturing November 28, 2034. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each May 28 and November 28, commencing November 28, 2015 and ending on May 28, 2034, with 10 London and New York business days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.    Distribution of Obligations

As of November 25, 2014, the Bank entered into a Terms Agreement with Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC as Managers (the “Managers”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 20,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about November 28, 2014.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3.    Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 20,000,000	N/A	USD 20,000,000

Item 4.    Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.    Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.     Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.    Exhibits

A.	Final Terms dated November 25, 2014.

B.	Terms Agreement dated November 25, 2014.

Final Terms dated November 25, 2014

International Bank for Reconstruction and Development

Issue of

US$20,000,000 Callable Fixed to CMS Linked Notes due November 28, 2034

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	4319

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4.	Aggregate Nominal Amount:

	(i) Series:	US$20,000,000

	(ii) Tranche:	US$20,000,000

5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

6.	Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7.	Issue Date:	November 28, 2014

8.	Maturity Date (Condition 6(a)):	November 28, 2034

9.	Interest Basis (Condition 5):

(i) Fixed Interest Rate (Condition 5(a)) from and including the Issue Date to but excluding November 28, 2015;

(ii) Index Linked Interest Rate (Condition 5(b)) from and including November 28, 2015 to but excluding the Maturity Date

(further particulars specified below in Term 17)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Change of Interest (as set out in Term 9 above)

12.	Call/Put Options (Condition 6):	Call Option (further particulars specified below in Term 18)

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	None

15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable from and including the Issue Date, to but excluding November 28, 2015

	(i)	Rate of Interest:	7.00 per cent. per annum payable semi-annually in arrear

	(ii)	Interest Payment Date(s):	May 28, 2015 and November 28, 2015

	(iii)	Fixed Coupon Amount:	US$35.00 per minimum Specified Denomination

	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 5(l)):	30/360

	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17.	Index Linked Interest Note/other variable-linked interest Note Provisions (Condition 5(b)):		Applicable

	(i)	Index/Formula/other variable:

The Rate of Interest shall be calculated and determined by the Calculation Agent as soon as practicable on the relevant Interest Determination Date in accordance with the following formula:

            7.00 x (CMS30 minus CMS2 minus 0.875%)

	(ii)	Party responsible for calculating Rate(s) of Interest and/or Interest Amount(s):	Citibank, N.A., London Branch

	(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	“CMS30” and “CMS2” mean the rate for USD swaps with a maturity of 30 and 2 years respectively, expressed as a percentage per annum, which appear on the Reuters screen “ISDAFIX 1” page (or such other page that may replace that page on that service or a successor service) as at 11:00 a.m. (New York City time) on the relevant Interest Determination Date.

	(iv)	Interest Determination Date(s):

2 U.S. Government Securities Business Days prior to the first day in each relevant Interest Period, the first Interest Period commencing on November 28, 2015

“U.S. Government Securities Business Day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

	(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If the CMS30 and/or CMS2 do not appear on the Reuters screen ISDAFIX1 page (or such other page that may replace that page on that service or a successor service) as at 11:00 a.m. (New York City time) on the relevant Interest Determination Date, then the “CMS30” and/or “CMS2” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks” in the case of “USD-ISDA-Swap Rate” (as defined in Article 7.1(ab)(x) and Article 7.1(ab)(vi), respectively, of the 2006 ISDA Definitions) provided that (i) “Designated Maturity” shall mean 30 year or 2 year, as applicable, (ii) “Representative Amount” shall mean US$20,000,000, (iii) “Reference Banks” shall mean five leading swap dealers in the New York City interbank market selected by the Calculation Agent, (iv) if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner and (v) the expression Calculation Agent shall mean Citibank, N.A., London Branch.

	(vi)	Interest Period(s):	As specified in Condition 5(l)

	(vii)	Specified Interest Payment Dates:	May 28 and November 28 in each year commencing on and including May 28, 2016 up to and including the Maturity Date

	(viii)	Business Day Convention:	Not Applicable

	(ix)	Business Center(s) (Condition 5(l)):	London and New York

	(x)	Minimum Rate of Interest:	0.00 per cent. per annum

	(xi)	Maximum Rate of Interest:	10.00 per cent. per annum

	(xii)	Day Count Fraction (Condition 5(l)):	30/360

PROVISIONS RELATING TO REDEMPTION

18.	Call Option (Condition 6(d)):		Applicable

	(i)	Optional Redemption Date(s):	May 28 and November 28 in each year, from and including November 28, 2015 to and including May 28, 2034

	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amounts:	US$1,000 per minimum Specified Denomination

	(iii)	Notice Period:	Not less than five London and New York Business Days prior to the relevant Optional Redemption Date

19.	Final Redemption Amount of each Note (Condition 6):		US$1,000 per minimum Specified Denomination

20.	Early Redemption Amount (Condition 6(c)):		As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

21.	Form of Notes (Condition 1(a)):	Registered Notes:

Global Registered Certificate available on Issue Date

22.	New Global Note:	No

23.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

24.	Governing law (Condition 14):	New York

25.	Other final terms:	Not Applicable

DISTRIBUTION

26.	(i) If syndicated, names of Managers and underwriting commitments:	Citigroup Global Markets Inc.: US$10,000,000 Morgan Stanley & Co. LLC: US$10,000,000

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

27.	If non-syndicated, name of Dealer:	Not Applicable

28.	Total commission and concession:	0.00 per cent. of the Aggregate Nominal Amount

29.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

30.	ISIN Code:	US45905UQU15

31.	CUSIP:	45905UQU1

32.	Common Code:	113555114

33.	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

34.	Delivery:	Delivery against payment

35.	Registrar and Transfer Agent (if any):	Citibank, N.A., London Branch

36.	Intended to be held in a manner which would allow Eurosystem eligibility:	No

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 16, 2014.

SPECIAL ACCOUNT

An amount equal to the net proceeds of the issue of the Notes will be credited to a special account that will support IBRD’s lending for Eligible Projects. So long as the Notes are outstanding and the special account has a positive balance, periodically and at least at the end of every fiscal quarter, funds will be deducted from the special account and added to IBRD’s lending pool in an amount equal to all disbursements from that pool made during such quarter in respect of Eligible Projects.

ELIGIBLE PROJECTS

“Eligible Projects” means all projects funded, in whole or in part, by IBRD that promote the transition to low-carbon and climate resilient growth in the recipient country, as determined by IBRD. Eligible Projects may include projects that target (a) mitigation of climate change including investments in low-carbon and clean technology programs, such as energy efficiency and renewable energy programs and projects (“Mitigation Projects”), or (b) adaptation to climate change, including investments in climate-resilient growth (“Adaptation Projects”).

Examples of Mitigation Projects include, without limitation:

•	Rehabilitation of power plants and transmission facilities to reduce greenhouse gas emissions

•	Solar and wind installations

•	Funding for new technologies that permit significant reductions in GHG emissions

•	Greater efficiency in transportation, including fuel switching and mass transport

•	Waste management (methane emission) and construction of energy-efficient buildings

•	Carbon reduction through reforestation and avoided deforestation

Examples of Adaptation Projects include, without limitation:

•	Protection against flooding (including reforestation and watershed management)

•	Food security improvement and stress-resilient agricultural systems which slow down deforestation

•	Sustainable forest management and avoided deforestation

The above examples of Mitigation Projects and Adaptation Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by IBRD during the term of the Notes.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in this Final Terms.

Signed on behalf of IBRD:

By:	/s/ Rebeca Godoy
Name: Rebeca Godoy
Title: Authorized Officer

Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 4319 UNDER THE FACILITY

November 25, 2014

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agree to purchase from you (the “Bank”) the Bank’s US$20,000,000 Callable Fixed to CMS Linked Notes due November 28, 2034 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on November 28, 2014 (the “Settlement Date”) at an aggregate purchase price of US$20,000,000 (which is 100.00 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to November 20, 2014, 3:00 p.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to each of the undersigned and giving the undersigned the full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to each of the undersigned that, as of the Settlement Date, (i) the representations and warranties of the

Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the aggregate nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount
Citigroup Global Markets Inc.	US$	10,000,000
Morgan Stanley & Co. LLC	US$	10,000,000

2	The purchase price specified above will be paid on the Settlement Date by Citigroup Global Markets Inc. to Citibank N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3	The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealers hereby agree to bear the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealers.

6	Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 Attention: Transaction Execution Group Telephone: +1 212 816 1135 Fax: +1 646 291 5209

Morgan Stanley & Co. LLC 1585 Broadway New York, NY 10036 Attention: Structured Notes

7	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adam D. Bordner
Name: Adam D. Bordner
Title: Vice President

MORGAN STANLEY & CO. LLC

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION

AND DEVELOPMENT

By:
Name:
Authorized Officer

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS INC.

By:
Name:
Title:

MORGAN STANLEY & CO. LLC

By:	/s/ Sage Zaheer
Name: Sage Zaheer
Title: Authorized Signatory

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION

AND DEVELOPMENT

By:
Name:
Authorized Officer

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS INC.

By:
Name:
Title:

MORGAN STANLEY & CO. LLC

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION

AND DEVELOPMENT

By:	/s/ Rebeca Godoy
Name: Rebeca Godoy
Authorized Officer